Exhibit 99.1
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications - +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations - +1 480 383 4005
Franki D’Hoore — Investor Relations - +31 40 268 6494
ASML Supervisory Board Nominates Wolfgang Ziebart as New Member
VELDHOVEN, the Netherlands, January 21, 2009 — The Supervisory Board of ASML Holding NV (ASML) is pleased to announce it will nominate Mr. Wolfgang Ziebart for appointment as a member of its Supervisory Board by the Annual General Meeting of Shareholders, which is scheduled to be held on March 26, 2009.
His candidacy will fill the vacancy left by Jan Dekker who has served on the Supervisory Board for 12 years and whose term expires on March 26, 2009. ASML wishes to thank Mr. Dekker for his outstanding contribution during an important period in the company’s history.
Mr. Ziebart was President and Chief Executive Officer of German semiconductor company Infineon until 2008. Before Infineon he was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Mr. Ziebart received a Doctorate degree in Mechanical Engineering from the Technical University of Munich.
ASML welcomes Mr. Ziebart and anticipates to benefit greatly from his knowledge, experience and leadership capabilities.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 15 countries.

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